[LPNT LETTERHEAD]

February 28, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:                             LifePoint Health, Inc.

Registration Statement on Form S-4

Filed February 28, 2017

Ladies and Gentlemen:

LifePoint Health, Inc. (the “Company”) is registering its 5.375% senior notes due 2024 (the “Exchange Notes”) to be issued in an exchange offer (the “Exchange Offer”) along with the other registrants listed therein (each a “Guarantor” and collectively, the “Guarantors” and together with the Company, the “Registrants”) who are registering their guarantees in respect of the Exchange Notes pursuant to the Registration Statement on Form S-4 in reliance on the Staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrants represent as follows:

1.                                      The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of such Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes.

2.                                      The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any such person using the Exchange Offer to participate in a distribution of the Exchange Notes (a) cannot rely on the staff position enunciated in no-action letters issued to unrelated third parties (such as Exxon Capital Holdings Corporation (available April 13, 1988) and similar letters) and (b) must, in the absence of an exemption therefrom, comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3.                                      The Registrants acknowledge that a secondary resale transaction as described directly above should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.                                      The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds outstanding notes (as defined in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such outstanding notes pursuant to the Exchange Offer, must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

5.                                      The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a)                                 If the exchange offeree is not a broker-dealer, an acknowledgement that it is acquiring the Exchange Notes in the ordinary course of business and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes.

(b)                                 If the exchange offeree is a broker-dealer holding outstanding notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such outstanding notes pursuant to the Exchange Offer. In addition, the letter of transmittal contains a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

6.                                      Neither the Registrants nor any of their affiliates have entered into any arrangement or understanding with any broker-dealer participating in the Exchange Offer to distribute the Exchange Notes.

Very truly yours,

LifePoint Health, Inc.

On behalf of itself and the Guarantors set forth
in the Registration Statement

By:	/s/Christy S. Green
Christy S. Green
Vice President and
Associate General Counsel